EXHIBIT 99.1

Osisko Development Receives Environmental Management Act Permits for Cariboo Gold Project

MONTREAL, Dec. 12, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the granting of the Environmental Management Act permits for its 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada. Together with the BC Mines Act permits secured on November 20, 2024, these approvals mark the successful completion of the permitting process for key approvals, solidifying the Cariboo Gold Project's shovel-ready status.

"We are very pleased with the receipt of the EMA permits, which, together with the Mines Act permits put the Cariboo Gold project in the enviable position of being construction and operation ready. This significant milestone brings us one step closer to unlocking the project's value potential for shareholders, Indigenous nations, and stakeholders, while upholding the highest standards in environmental stewardship. With the ongoing bulk sample and underground development work set for completion in Q1 2025, and an optimized feasibility well underway and expected in Q2 2025, the Cariboo Gold project is on track to becoming Canada's next large-scale gold mine," commented Sean Roosen, Founder, Chairman and CEO.

"Our government is pleased that this project is one step closer to operation, which will provide good, well-paying jobs and open up long-term opportunities for local small businesses, communities, and First Nations," said Jagrup Brar, Minister of Mining and Critical Minerals. "We will continue to work with the mining industry to ensure efficient permitting while also guaranteeing the Province's commitment to environmental protection and reconciliation."

As previously disclosed, a formal positive final investment decision and the engagement on a project financing package in the coming months would allow for full-scale construction to commence in the second half of 2025 with a targeted completion date at the end of 2027. The Company is advancing discussions, which are active and ongoing, on various funding options, including a comprehensive financing package.

CARIBOO GOLD PROJECT PERMITS

Following a robust and rigorous review process by a dedicated Mine Review Committee, set up by the Major Mines Office, the Company received the following permits for the Cariboo Gold Project:

  M-247 – Mines Act permit for the Mine Site Complex and Bonanza Ledge;
  M-198 – Mines Act permit for the QR Mill;
  PE-111511 – Environmental Management Act Permit for the Mine Site Complex;
  PE-12601 – Environmental Management Act Permit for QR Mill; and
  PE-17876 – Environmental Management Act Permit for Bonanza Ledge.

The Mines Act permits (received on November 20, 2024) grant the Company the ability to proceed with the construction, operation and reclamation activities on each of the site boundaries, as outlined within the scope of the Project. The Environmental Management Act permits pertain to any Project-related discharge activities to the environment, including water and air, and the framework and limitations thereof, within the areas outside of the immediate mine site boundaries.

Work is ongoing with the Ministry of Water, Land and Resource Stewardship and the Ministry of Forests, which is tracking well, on obtaining all necessary approvals for the construction of the transmission line.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the ability of the Company to complete the optimized feasibility study and the scope, results and timing of thereof; progress in respect of pre-construction activities at Cariboo including bulk sample and underground development work; category conversion; the timing and status of permitting; future consultation efforts between Osisko Development and Xatśūll First Nation; the future development and operations at the Cariboo Gold Project; the results of ongoing stakeholder engagement; the capital resources available to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding; the ability of the Company to obtain future financing and the terms of such financing including a fully-funded solution for the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for Cariboo to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company's properties; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by the government, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2023 as well as the financial statements and MD&A for the year ended December 31, 2023, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.